                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 4)*



                               Contour Energy Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Preferred Stock, par value $1.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    21220C202
                  --------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
                  --------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

-----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 21220C202                   13G                      PAGE 2 OF 4 PAGES

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 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Lloyd I. Miller, III                               ###-##-####
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY



--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
--------------------------------------------------------------------------------
                    5.  SOLE VOTING POWER
    NUMBER OF           0**
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      6.  SHARED VOTING POWER
    OWNED BY            0**
      EACH          ------------------------------------------------------------
    REPORTING       7.  SOLE DISPOSITIVE POWER
     PERSON             0**
      WITH          ------------------------------------------------------------
                    8.  SHARED DISPOSITIVE POWER
                        0**
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0**
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     0%**
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


     IN-IA-OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 5 herein.
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                                                                     Page 3 of 4

Item 1(a).  Name of Issuer:                                                     Contour Energy Co.

Item 1(b).  Address of Issuers's Principal Executive Offices:                   1001 McKinney St., Suite 900
                                                                                Houston, Texas 77002

Item 2(a).  Name of Person Filing:                                              Lloyd I. Miller, III

Item 2(b).  Address of Principal Business Office or, if None, Residence:        4550 Gordon Drive
                                                                                Naples, Florida 34102

Item 2(c).  Citizenship:                                                        U.S.A.

Item 2(d).  Title of Class of Securities:                                       Preferred Stock

Item 2(e).  CUSIP Number:                                                       21220C202

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: See Item 5 below.

        (a)   0

        (b)   0%

        (c)   (i) sole voting power:          0

              (ii) shared voting power:       0

              (iii) sole dispositive power:   0

              (iv) shared dispositive power:  0

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        Effective November 30, 2001, pursuant to the consummation of a reclassification and redemption of the preferred stock, par value $1.50 per share (the "Preferred Stock") of Contour Energy Co. (the "Company"), each share of Preferred Stock held by the reporting person was reclassified into the right to receive three shares of the Company's Common Stock and $7.25 in cash.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        Not Applicable


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

        Not Applicable

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Not Applicable

Item 9. NOTICE OF DISSOLUTION OF GROUP:

        Not Applicable

Item 10. CERTIFICATION:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      Dated: February 12, 2002                  /s/ Lloyd I. Miller, III
                                                --------------------------
                                                   Lloyd I. Miller, III